UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Dobson Communications Corporation

(Name of Issuer) Class A Common Stock, par value $0.001 per share
(Title of Class of Securities) 256069105
(CUSIP Number) Ellen Perrin Bank of America Corporation 100 North Tryon Street Charlotte, NC 28255 (704) 386-1624
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) May 16, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 256069105
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bank of America Corporation IRS # 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,985,000 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,985,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,985,000 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.92%
14	TYPE OF REPORTING PERSON HC

(1) 32,585,000 of the subject shares have been acquired in partial satisfaction of restructured loans, and include 32,300,816 shares of Class A Common Stock that were issued upon the conversion of 32,300,816 shares of Class B Common Stock. Such conversion occurred automatically pursuant to, and was required by, the terms of Dobson Communications Corporation's Amended and Restated Certificate of Incorporation, in connection with the transfer of such shares of Class B Common Stock to Bank of America, N.A.

(2) Includes options to purchase an aggregate of 400,000 shares of Class A Common Stock, which options may be exercised within 60 days of the date hereof.

CUSIP No. 256069105
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON NB Holdings Corporation IRS # 56-1857749
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,985,000 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,985,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,985,000 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.92%
14	TYPE OF REPORTING PERSON HC

(1) 32,585,000 of the subject shares have been acquired in partial satisfaction of restructured loans, and include 32,300,816 shares of Class A Common Stock that were issued upon the conversion of 32,300,816 shares of Class B Common Stock. Such conversion occurred automatically pursuant to, and was required by, the terms of Dobson Communications Corporation's Amended and Restated Certificate of Incorporation, in connection with the transfer of such shares of Class B Common Stock to Bank of America, N.A.

(2) Includes options to purchase an aggregate of 400,000 shares of Class A Common Stock, which options may be exercised within 60 days of the date hereof.

CUSIP No. 256069105
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Bank of America, N.A. IRS # 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Federally chartered national banking association
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,985,000 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,985,000 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,985,000 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.92%
14	TYPE OF REPORTING PERSON BK

(1) 32,585,000 of the subject shares have been acquired in partial satisfaction of restructured loans, and include 32,300,816 shares of Class A Common Stock that were issued upon the conversion of 32,300,816 shares of Class B Common Stock. Such conversion occurred automatically pursuant to, and was required by, the terms of Dobson Communications Corporation's Amended and Restated Certificate of Incorporation, in connection with the transfer of such shares of Class B Common Stock to Bank of America, N.A.

(2) Includes options to purchase an aggregate of 400,000 shares of Class A Common Stock, which options may be exercised within 60 days of the date hereof.

CUSIP No. 256069105
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BANA (#1) LLC. IRS # 94-1687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,585,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,585,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,585,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.32%
14	TYPE OF REPORTING PERSON OO

(1) Subject shares have been acquired in partial satisfaction of restructured loans, and include 32,300,816 shares of Class A Common Stock that were issued upon the conversion of 32,300,816 shares of Class B Common Stock. Such conversion occurred automatically pursuant to, and was required by, the terms of Dobson Communications Corporation's Amended and Restated Certificate of Incorporation, in connection with the transfer of such shares of Class B Common Stock to Bank of America, N.A.

CUSIP No. 256069105
1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Banc of America Strategic Solutions, Inc. IRS # 52-1710675
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO(1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,585,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,585,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,585,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 48.32%
14	TYPE OF REPORTING PERSON OO

(1) Subject shares have been acquired in partial satisfaction of restructured loans, and include 32,300,816 shares of Class A Common Stock that were issued upon the conversion of 32,300,816 shares of Class B Common Stock. Such conversion occurred automatically pursuant to, and was required by, the terms of Dobson Communications Corporation's Amended and Restated Certificate of Incorporation, in connection with the transfer of such shares of Class B Common Stock to Bank of America, N.A.

Item 1. Security and Issuer.

This Statement on Schedule 13D (this "Schedule 13D") relates to the Class A Common Stock, par value $0.001 per share (the "Class A Common Stock"), of Dobson Communications Corporation, an Oklahoma corporation (the "Issuer"). The address of the Issuer's principal executive offices is 14201 Wireless Way, Oklahoma City, Oklahoma 73134.

Item 2. Identity and Background.

This Schedule 13D is being filed on behalf of:

(i) Banc of America Strategic Solutions, Inc., a Delaware corporation ("Solutions");

(ii) BANA (#1) LLC, a Delaware limited liability company ("BANA") in its capacity as the controlling shareholder of Solutions;

(iii) Bank of America, N.A., a federally chartered national banking association (the "Bank"), in its own capacity and in its capacity as the parent company of BANA;

(iv) NB Holdings Corporation, a Delaware corporation ("NB"), in its capacity as the parent company of the Bank; and

(v) Bank of America Corporation, a Delaware corporation ("Bank of America"), in its capacity as the parent company of NB.

Solutions, BANA, the Bank, NB and Bank of America are herein referred to individually as a "Reporting Person" and collectively as the "Reporting Persons."

Solutions was established to align the management of domestic credit workout operations. BANA is a limited liability company that serves as a holding company for Solutions and other entities affiliated with the Bank. The Bank is engaged in a general commercial banking and trust business. NB serves as the holding company for the Bank. Bank of America serves as a bank holding company and a financial holding company. Through its subsidiaries Bank of America provides a diversified range of banking and certain non-banking financial services, both domestically and internationally.

The address of the principal office for each of Solutions, BANA, NB and Bank of America is 100 North Tryon Street, Charlotte, North Carolina 28255. The address for the principal office of the Bank is 101 South Tryon Street, Charlotte, North Carolina 28255.

Current information concerning the identity and background of the executive officers and directors of the Reporting Persons is set forth in Annexes A-E and is hereby incorporated by reference into this Item 2.

During the last five years, none of the Reporting Persons and, to the knowledge of each Reporting Person, none of the executive officers and directors of any such Reporting Person, has been (a) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 6 is hereby incorporated by reference into this Item 3.

On May 16, 2003, the Bank and Dobson CC Limited Partnership, an Oklahoma limited partnership ("DCCLP") and Everett R. Dobson ("Dobson") completed a restructuring of loans (the "Restructuring") previously made by the Bank to DCCLP and Dobson. In connection with the Restructuring, the Bank received, among other things, 32,585,000 shares of the Issuer's Class A Common Stock (the "Purchased Shares") in partial satisfaction of the existing loans. The Purchased Shares served as a portion of the collateral securing the existing loans. The Purchased Shares consist of:

(i) 199,184 shares of Class A Common Stock transferred to the Bank by DCCLP;

(ii) 32,300,816 shares of the Issuer's Class A Common Stock issued upon the conversion of 32,300,816 shares of the Issuer's Class B Common Stock, par value $0.001 per share (the "Class B Common Stock"), which shares of Class B Common Stock were automatically converted into Class A Common Stock, without any action upon the part of the Bank, the Issuer or DCCLP pursuant to the terms of the Issuer's Amended and Restated Certificate of Incorporation, when the shares of Class B Common Stock were transferred to the Bank by DCCLP; and

(iii) 85,000 shares of Class A Common Stock transferred to the Bank by Dobson.

Immediately upon completion of the Restructuring, the Bank transferred the Purchased Shares to Solutions. The Bank also holds an option (the "Option") to purchase from DCCLP 400,000 shares of Class A Common Stock (the "Option Shares").

Item 4. Purpose of Transaction.

The Class A Common Stock held by Solutions and the Option held by the Bank were acquired as described in Item 3 and Item 6. The information set forth in Item 3 and Item 6 is hereby incorporated by reference into this Item 4.

Solutions currently holds the Class A Common Stock for investment purposes, and the Bank currently holds the Option for investment purposes. Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements, beneficially or otherwise, which would be related to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, as part of the ongoing evaluation of their investment in the Class A Common Stock and investment alternatives, each Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, each Reporting Person may hold discussions with or make formal proposals to management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer.

According to information supplied to the Bank in the Stock Purchase Agreement (as defined below), the Issuer has outstanding shares of stock in the following five classes:

(i) Class A Common Stock;

(ii) Class B Common Stock;

(iii) 121/4% Senior Exchangeable Preferred Stock (the "121/4% Preferred Stock");

(iv) 13% Senior Exchangeable Preferred Stock (the "13% Preferred Stock"); and

(v) Series AA Preferred Stock (the "Series AA Preferred Stock").

According to information contained in the Issuer's definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2003:

(i) each share of Class A Common Stock has one vote per share;

(ii) each share of Class B Common Stock has ten votes per share;

(iii) each share of Class B Common Stock is convertible into one share of Class A Common Stock;

(iv) the 121/4% Preferred Stock and the 13% Preferred Stock are not convertible into Class A Common Stock; and

(v) each share of Series AA Preferred Stock is convertible into one share of Series A Convertible Preferred Stock (the "Series A Preferred Stock") and each share of Series A Preferred Stock is in turn convertible into approximately 39.45 shares of Class A Common Stock.

The information set forth in Item 6 is hereby incorporated by reference into this Item 5.

(a) Solutions beneficially owns the Purchased Shares.

BANA, in its capacity as the controlling shareholder of Solutions, may be deemed to be the beneficial owner of the Purchased Shares beneficially owned by Solutions.

The Bank beneficially owns the Option Shares and, in its capacity as the parent company of BANA, may be deemed to be the beneficial owner of the Purchased Shares beneficially owned by Solutions.

NB, it its capacity as the parent company of the Bank, may be deemed to be the beneficial owner of the Option Shares beneficially owned by the Bank and the Purchased Shares beneficially owned by Solutions.

Bank of America, in its capacity as the parent company of NB, may be deemed to be the beneficial owner of the Option Shares beneficially owned by the Bank and the Purchased Shares beneficially owned by Solutions.

The Purchased Shares represent approximately 48.32% of the total number of shares of Class A Common Stock outstanding as of May 16, 2003. The Option Shares represent approximately 0.59% of the total number of shares of Class A Common Stock outstanding as of May 16, 2003. The Purchased Shares and Option Shares together represent approximately 48.92% of the total number of shares of Class A Common Stock outstanding as of May 16, 2003.

Based on the voting power represented by the total number of shares of Class A Common Stock and Class B Common Stock outstanding as of May 16, 2003, (i) the Purchased Shares represent approximately 11.08% of the total voting power represented by the outstanding shares of the Issuer's capital stock that can vote in a general election of directors (the "Issuer's Total Voting Power"); (ii) the Option Shares represent approximately 0.14% of the Issuer's Total Voting Power; and (iii) the Purchased Shares and Option Shares together represent approximately 11.21% of the Issuer's Total Voting Power.

If (i) the Bank were to exercise the Option, (ii) all shares of Class B Common Stock currently outstanding as of May 16, 2003 were converted into Class A Common Stock and (iii) all shares of Series AA Preferred Stock outstanding as of May 16, 2003 were converted into Series A Preferred Stock and all the resulting shares of Series A Preferred Stock were then converted into Class A Common Stock, then (x) the Purchased Shares would represent approximately 33.25% of the then-outstanding shares of Class A Common Stock and 33.25% of the Issuer's Total Voting Power; (y) the Option Shares would represent approximately 0.41% of the then-outstanding shares of Class A Common Stock and 0.41% of the Issuer's Total Voting Power; and (z) the Purchased Shares and Option Shares together would represent approximately 33.66% of the then-outstanding shares of Class A Common Stock and 33.66% of the Issuer's Total Voting Power.

(b) Solutions has the power to vote and dispose of the Purchased Shares, which are beneficially owned by it.

As described under Item 6, under certain circumstances provided for in a Stock Purchase Agreement dated May 16, 2003 between the Bank, DCCLP, the Issuer and Dobson (the "Stock Purchase Agreement"), Solutions will be obligated to sell the Purchased Shares and vote the Purchased Shares in accordance with the terms and conditions set forth in the Stock Purchase Agreement.

BANA, in its capacity as the controlling shareholder of Solutions, has discretionary authority and control over all the assets of Solutions, including the power to vote and dispose of the Purchased Shares. Therefore, BANA may be deemed to have shared power to direct the voting and disposition of the Purchased Shares.

The Bank has the power to exercise the Option and subsequently vote and dispose of the Option Shares. In addition, the Bank, in its capacity as the parent company of BANA, has discretionary authority and control over all the assets of BANA, including the power to vote and dispose of the Purchased Shares.

NB, in its capacity as the parent company of the Bank, has discretionary authority and control over all of the assets of the Bank, including the power to exercise the Option and vote and dispose of the Option Shares and Purchased Shares. Therefore, NB may be deemed to have shared power to direct the voting and disposition of the Option Shares and Purchased Shares.

Bank of America, in its capacity as the parent company of NB, has discretionary authority and control over all of the assets of NB, including the power to exercise the Option and vote and dispose of the Option Shares and Purchased Shares. Therefore, Bank of America may be deemed to have shared power to direct the voting and disposition of the Option Shares and Purchased Shares.

(c) Except for the transactions to which this Schedule 13D relates, none of the Reporting Persons nor, to the best of the Reporting Persons' knowledge, any of the Reporting Persons' executive officers or directors has effected or caused to be effected any transactions with respect to the Class A Common Stock in the 60 days prior to the date hereof.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 16, 2003, DCCLP entered into a Third Amended, Restated and Consolidated Credit Agreement (the "Credit Agreement") with the Bank in order to restructure a loan from the Bank to DCCLP (a copy of the Credit Agreement is attached hereto as Exhibit A and is hereby incorporated by reference into this Item 6). Pursuant to the Credit Agreement, DCCLP issued a $60,000,000 secured promissory note (the "Note") to the Bank. The Note bears interest at the Bank's floating prime rate of interest. As a condition to the Credit Agreement and in exchange for reducing the outstanding principal balance of the existing loan to DCCLP and another existing loan to Dobson, the Bank received 32,500,000 of the Purchased Shares from DCCLP and 85,000 of the Purchased Shares from Dobson. The Bank subsequently transferred the Purchased Shares to Solutions.

Pursuant to a Third Amended and Restated Pledge, Assignment and Security Agreement between DCCLP and the Bank dated May 16, 2003 (the "Pledge Agreement"), the Note is secured by certain collateral, consisting of, among other things, 2,000,000 shares of Class A Common Stock and 9,066,540 shares of Class B Common Stock ("Pledged Class B Common Stock" and collectively with the 2,000,000 pledged shares of Class A Common Stock, the "Pledged Shares") (a copy of the Pledge Agreement is attached hereto as Exhibit B and is hereby incorporated by reference into this Item 6). A portion of the Pledged Class B Common Stock will be released from the Bank's pledge if, among other things, prior to November 2, 2003, (i) the Bank sells four million shares of Class A Common Stock at a per-share price equal to at least a specified minimum dollar amount; or (ii) DCCLP locates a purchaser who is willing and able to purchase from the Bank, for cash, four million shares of Class A Common Stock at a per-share price equal to at least a specified minimum dollar amount.

Pursuant to the Amended and Restated Certificate of Incorporation of the Issuer, if shares of the Pledged Class B Common Stock are transferred to the Bank, the shares of Pledged Class B Common Stock so transferred will automatically convert into Class A Common Stock.

The 32,585,000 Purchased Shares were transferred to the Bank pursuant to the Stock Purchase Agreement (a copy of the Stock Purchase Agreement is attached hereto as Exhibit C and is hereby incorporated by reference into this Item 6). The Bank subsequently transferred the Purchased Shares to Solutions. As the Bank's transferee of the Purchased Shares, Solutions is subject to the terms of the Stock Purchase Agreement. The Stock Purchase Agreement contains provisions that, under certain circumstances, will allow Solutions, at Solutions' election, to sell a portion of the Purchased Shares alongside DCCLP if DCCLP proposes to sell certain shares of Class B Common Stock owned by DCCLP. The Stock Purchase Agreement also contains provisions that, under certain circumstances and at DCCLP's election, require Solutions, at DCCLP's election, to sell or otherwise transfer certain of the Purchased Shares alongside DCCLP if DCCLP proposes to sell or otherwise transfer certain shares of Class B Common Stock owned by DCCLP in a transaction that would result in a person, other than DCCLP, Dobson, the Issuer, or any of their respective affiliates, becoming the beneficial owner of capital stock of the Issuer representing 50% or more of the voting power of the Issuer. Solutions would also be required, at DCCLP's election, to vote the Purchased Shares, if applicable, in favor of a transaction in which Solutions would be required to sell or otherwise transfer any Purchased Shares alongside DCCLP. Solutions would not be required to sell or otherwise transfer any Purchased Shares alongside DCCLP, or vote any Purchased Shares in favor of a transaction, unless the price per share to be received by Solutions in the transaction in exchange for such Purchased Shares exceeded certain minimum levels. The Stock Purchase Agreement also contains provisions that restrict Solutions' ability to transfer the Purchased Shares and the Bank's ability to transfer the Pledged Shares, subject to certain exceptions.

An agreement dated May 16, 2003 between J.W. Childs Equity Partners II, L.P. ("Childs") and the Bank (the "Childs Agreement") also restricts Solutions' ability to transfer the Purchased Shares and the Bank's ability to transfer the Option Shares (as defined below), subject to certain exceptions (a copy of the Childs Agreement is attached hereto as Exhibit D and is hereby incorporated by reference into this Item 6). The transfer restrictions contained in the Childs Agreement are more restrictive than those contained in the Stock Purchase Agreement. The Childs Agreement will terminate on May 16, 2006, subject to a one year extension at the option of Childs. However, the Childs Agreement will automatically terminate if Childs' combined ownership of Class A Common Stock and Class B Common Stock falls below 50,000 shares.

A letter agreement dated May 16, 2003 between the Bank, DCCLP and Dobson (the "Modification Agreement") modifies the Stock Purchase Agreement and the Credit Agreement by changing the conditions under which a portion of the Pledged Class B Common Stock may be released from the Bank's pledge (a copy of the Modification Agreement is attached hereto as Exhibit E and is hereby incorporated by reference into this Item 6). Under the terms of the Modification Agreement, a portion of the Pledged Class B Common Stock will be released from the Bank's pledge if, among other things, prior to May 16, 2004, (i) the Bank sells four million shares of Class A Common Stock at a per-share price equal to at least a specified minimum dollar amount; or (ii) DCCLP locates a purchaser who is willing and able to purchase from the Bank, for cash, four million shares of Class A Common Stock at a per-share price equal to at least a specified minimum dollar amount. In addition, additional shares of Pledged Class B Common Stock will be released from the Bank's pledge if, among other things, after the release described in the immediately preceding sentence occurs and prior to May 16, 2006, the Bank sells an additional six million shares of Class A Common Stock at a per share price equal to at least a specified minimum dollar amount. The Modification Agreement is applicable as long as the Childs Agreement is still in effect.

Under Section 1090.3 of Title 18, Chapter 22 of the Oklahoma Statutes as amended ("Section 1090.3"), the Issuer is restricted from engaging in certain business combinations with any stockholder that owns 15% or more of the outstanding voting stock of the Issuer (a "15% Stockholder") during the three year period following the time that the stockholder became a 15% Stockholder, unless one or more of certain specified exceptions apply. One of the exceptions provides that Section 1090.3 will not apply to a proposed business combination by the Issuer with a 15% Stockholder if, prior to the time that the stockholder becomes a 15% Stockholder, the Issuer's board of directors approves the transaction that results in the stockholder becoming a 15% Stockholder. In order to eliminate the application of Section 1090.3 to any potential business combination involving the Bank or any of its affiliates and the Issuer that may be proposed during the three years after the Restructuring, the Issuer's board of directors approved the transfer of the Purchased Shares pursuant to the Restructuring. Such approval was given by the Issuer's board of directors prior to the closing of the Restructuring. As a condition to giving such approval, the Issuer's board of directors required the Bank to deliver a letter (the "Investment Representations Letter") in which the Bank represented to the Issuer that neither the Bank, nor any of its affiliates, had, at the time of the Restructuring, any present plans or proposals which relate to or would result, in general, in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D (a copy of the Investment Representations Letter is attached hereto as Exhibit F and is hereby incorporated by reference into this Item 6).

In connection with a prior amendment of the Credit Agreement dated March 15, 2002, DCCLP issued the Bank the Option to purchase the Option Shares (a copy of the Option is attached hereto as Exhibit G and is hereby incorporated by reference into this Item 6). The Option is exercisable in whole or in part prior to March 15, 2012. In connection with the Option, the Bank and the Issuer entered into a Registration Rights Agreement on March 15, 2002 (the "Registration Rights Agreement") providing the Bank with certain rights to cause the Issuer to register with the Securities and Exchange Commission sales by the Bank of shares of Class A Common Stock held by the Bank. The terms of the Registration Rights Agreement apply to the Option Shares, as well as any other stock that may be held by the Bank now or in the future, including the Purchased Shares and Pledged Shares. Under the terms of the Registration Rights Agreement, the Bank is permitted to assign its rights under the Registration Rights Agreement to Solutions in connection with the transfer of the Purchased Shares to Solutions.

In addition, in connection with an evaluation of the Issuer and its subsidiaries undertaken to support the loans made to DCCLP and Dobson by the Bank, the Bank entered into a confidentiality agreement with the Issuer (the "Confidentiality Agreement") dated August 26, 2002 (a copy of the Confidentiality Agreement is attached hereto as Exhibit H and is hereby incorporated by reference into this Item 6). Section 7 of the Confidentiality Agreement, among other things, prohibits the Bank from using confidential information obtained under the Confidentiality Agreement in connection with acquiring voting equity securities of the Issuer that would constitute control of the Issuer. The Confidentiality Agreement is effective until the earlier of (i) two years from the last date on which confidential information is provided to the Bank under the Confidentiality Agreement, and (ii) August 31, 2004. In connection with the Stock Purchase Agreement, the Issuer agreed, pursuant to a waiver dated May 16, 2003 (the "Waiver"), that Section 7 of the Confidentiality Agreement would not apply to the Restructuring (a copy of the Waiver is attached hereto as Exhibit I and is hereby incorporated by reference into this Item 6).

Lastly, there is a letter agreement between the Bank and the Issuer dated August 28, 2001, which provides, among other things, that the Issuer will cooperate with the Bank to promptly effect the transfer of title of any Pledged Shares sold pursuant to a foreclosure of the Pledged Shares.

The foregoing description of the Restructuring does not purport to be complete and is qualified in its entirety by the terms of the documents attached hereto as Item 7 Exhibits, which are hereby incorporated by this reference.

Except as described above and elsewhere in this Schedule 13D, as of the date hereof, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the parties named in Item 2 hereto and between such persons and any person with respect to any of the securities of the Issuer beneficially owned by Solutions, BANA, the Bank, NB or Bank of America.

Item 7. Material to be Filed as Exhibits.

Exhibit A Third Amended, Restated and Consolidated Credit Agreement dated May 16, 2003.

Exhibit B Third Amended and Restated Pledge, Assignment and Security Agreement dated May 16, 2003.

Exhibit C Stock Purchase Agreement dated May 16, 2003.

Exhibit D Childs Agreement dated May 16, 2003.

Exhibit E Modification Agreement dated May 16, 2003.

Exhibit F Investment Representations Letter dated May 16, 2003.

Exhibit G Option Agreement dated March 15, 2002.

Exhibit H Confidentiality Agreement dated August 26, 2002.

Exhibit I Waiver dated May 16, 2003.

Exhibit J A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
BANK OF AMERICA CORPORATION

Date: May 27, 2003	By: /s/ Charles F. Bowman
Charles F. Bowman
Senior Vice President

NB HOLDINGS CORPORATION

Date: May 27, 2003	By: /s/ Charles F. Bowman
Charles F. Bowman
Senior Vice President

BANK OF AMERICA, N.A.

Date: May 27, 2003	By: /s/ Charles F. Bowman
Charles F. Bowman
Senior Vice President

BANA (#1) LLC

Date: May 27, 2003	By: BANK OF AMERICA, N.A.,
its sole member and manager

By: /s/ Charles F. Bowman
Charles F. Bowman
Senior Vice President

BANC OF AMERICA STRATEGIC SOLUTIONS, INC.

Date: May 27, 2003	By: /s/ Eric S. Woodward
Eric S. Woodward
Vice President

ANNEX A

BANK OF AMERICA CORPORATION

The names, business addresses and present principal occupations of the directors and executive officers of Bank of America Corporation are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. All directors and executive officers listed below are citizens of the United States.
Name	Present Principal Occupation or Employment and Business Address
Directors:
John R. Belk	President-Finance, Systems and Operations Belk, Inc. 2801 West Tyvola Road Charlotte, NC 28217-4500
Charles W. Coker	Chairman Sonoco Products Company P.O. Box 160 Hartsville, SC 29551-0160 Street Address: North Second Street Hartsville, SC 29550
Frank Dowd, IV	Chairman and CEO Charlotte Pipe and Foundry Company P.O. Box 35430 Charlotte, NC 28235 Street Address: 2109 Randolph Road Charlotte, NC 28207
Dr. Kathleen F. Feldstein	President Economics Studies, Inc. 147 Clifton Street Belmont, MA 02478
Paul Fulton	Chairman Bassett Furniture Industries, Inc. 380 Knollwood Street, Suite 610 Winston-Salem, NC 27103
Donald E. Guinn	Chairman Emeritus Pacific Telesis Group 130 Kearny Street, Suite 3200 San Francisco, CA 94108-4887
James H. Hance, Jr.	Vice Chairman and CFO Bank of America Corporation 100 North Tryon Street NC1-007-58-03 Charlotte, NC 28255
Kenneth D. Lewis	Chairman, President and CEO Bank of America Corporation 100 North Tryon Street NC1-007-58-01 Charlotte, NC 28255
Dr. Walter E. Massey	President Morehouse College Office of the President 830 Westview Drive, SW Atlanta, GA 30314
C. Steven McMillan	Chairman, President and CEO Sara Lee Corporation Three First National Plaza 70 West Madison Street Chicago, IL 60602-4260
Patricia E. Mitchell	President and CEO Public Broadcasting Service 1320 Braddock Place Alexandria, VA 22314
O. Temple Sloan, Jr.	Chairman and CEO General Parts, Inc. P.O. Box 26006 Raleigh, NC 27611 Street Address: 2635 Millbrook Road Raleigh, NC 27604
Meredith R. Spangler	Trustee and Board Member 668 Hempstead Place Charlotte, NC 28207-2320
Ronald Townsend	Communications Consultant Gannett Television C/o WTLV-TV12 1070 East Adams Street Jacksonville, FL 32202
Jackie M. Ward	Outside Managing Director Intec Telecom Systems PLC Building G, Fourth Floor 5775 Peachtree-Dunwoody Road Atlanta, GA 30342
Virgil R. Williams	Chairman and CEO Williams Group International, Inc. 2075 West Park Place Stone Mountain, GA 30087
Executive Officers:
Kenneth D. Lewis	Chairman, President and CEO
James H. Hance, Jr.	Vice Chairman and CFO
Amy Woods Brinkley	Chief Risk Officer
Edward J. Brown III	President, Global Corporate & Investment Banking
Richard M. DeMartini	President, Asset Management
Barbara J. Desoer	President, Consumer Products
R. Eugene Taylor	President, Consumer & Commercial Banking

ANNEX B

NB HOLDINGS CORPORATION

The names, business addresses and present principal occupations of the directors and executive officers of NB Holdings Corporation are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. The principal place of business and business address for NB Holdings Corporation is 100 North Tryon Street, Charlotte, North Carolina 28255. All directors and executive officers listed below are citizens of the United States.
Name	Present Principal Occupation or Employment and Business Address
Directors:
Amy Woods Brinkley	Chief Risk Officer
James H. Hance, Jr.	Vice Chairman and CFO Bank of America Corporation
Kenneth D. Lewis	Chairman, President and CEO Bank of America Corporation
Executive Officers:
Kenneth D. Lewis	Chairman, President and CEO
James H. Hance, Jr.	Vice Chairman and CFO
Amy Woods Brinkley	Chief Risk Officer
Marc D. Oken	Executive Vice President and Chief Accounting Officer
Neil A. Cotty	Senior Vice President
Ann P. West	Senior Vice President
Susan C. Carr	Senior Vice President
Charles F. Bowman	Senior Vice President
Rachel R. Cummings	Senior Vice President
Josette Castagne-Kwok	Senior Vice President - Tax
Gregory S. Mroz	Senior Vice President - Tax
David R. Smith	Senior Vice President - Tax
Susan M. Lum	Vice President - Tax
Terry E. Perucca	Managing Director
Alvaro G. deMolina	Treasurer and Senior Vice President

ANNEX C

BANK OF AMERICA, N.A.

The names, business addresses and present principal occupations of the directors and executive officers of Bank of America, N.A. are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. The principal place of business and business address for Bank of America, N.A. is 101 South Tryon Street, Charlotte, North Carolina 28255. All directors and executive officers listed below are citizens of the United States.
Name	Present Principal Occupation or Employment and Business Address
Directors:
Amy Woods Brinkley	Chief Risk Officer
Edward J. Brown III	President, Global Corporate & Investment Banking Bank of America Corporation
Barbara J. Desoer	President, Consumer Products Bank of America Corporation
James H. Hance, Jr.	Vice Chairman and CFO Bank of America Corporation
Kenneth D. Lewis	Chairman, President and CEO Bank of America Corporation
R. Eugene Taylor	President, Consumer & Commercial Banking Bank of America Corporation
Executive Officers:
Kenneth D. Lewis	Chairman, President and CEO
James H. Hance, Jr.	Vice Chairman and CFO
Amy Woods Brinkley	Chief Risk Officer
Edward J. Brown III	President, Global Corporate & Investment Banking
Richard M. DeMartini	President, Asset Management
Barbara J. Desoer	President, Consumer Products
R. Eugene Taylor	President, Consumer & Commercial Banking

ANNEX D

BANA (#1) LLC

The names, business addresses and present principal occupations of the directors and executive officers of BANA (#1) LLC are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. The principal place of business and business address for BANA (#1) LLC is 100 North Tryon Street, Charlotte, North Carolina 28255. All directors and executive officers listed below are citizens of the United States.
Name	Present Principal Occupation or Employment and Business Address
Directors*:
None
Executive Officers*:
None
*Bank of America, N.A. is the sole member & manager of BANA (#1) LLC - Refer to Annex C

ANNEX E

BANC OF AMERICA STRATEGIC SOLUTIONS, INC.

The names, business addresses and present principal occupations of the directors and executive officers of Banc of America Strategic Solutions, Inc. are set forth below. If no business address is provided, the director's or executive officer's business address is 100 North Tryon Street, Charlotte, North Carolina 28255. The principal place of business and business address for Banc of America Strategic Solutions, Inc. is 100 North Tryon Street, Charlotte, North Carolina 28255. All directors and executive officers listed below are citizens of the United States.
Name	Present Principal Occupation or Employment and Business Address
Directors:
Susan C. Carr	Senior Vice President and Deputy Treasurer Bank of America Corporation
Alvaro G. DeMolina	Senior Vice President; Treasurer Bank of America Corporation
Helen B. Eggers	Senior Vice President; Risk Management Executive Bank of America Corporation
Leslie J. Fitzpatrick	Senior Vice President; Senior Finance Manager - Asset Securitization Bank of America Corporation
Frank R. Forrest, Jr.	Senior Vice President; Risk Management Executive Bank of America Corporation
Kris A. Gagnon	Commercial Special Assets Executive Bank of America Corporation
Helga Houston	Senior Vice President; Risk Management Executive Bank of America Corporation
John E. Mack	Board Member 127 N. Tryon Street Charlotte, NC 28282
J. Chandler Martin	Managing Director; Risk Management Executive Bank of America Corporation
Marc D. Oken	Executive Vice President; Principal Financial Executive Bank of America Corporation
Rod C. Woodard	Senior Vice President; Commercial Special Assets Executive Bank of America Corporation
Executive Officers:
Kris A. Gagnon	President, Chairman of the Board
Rod C. Woodard	Senior Vice President and Managing Director
Susan C. Carr	Senior Vice President and Treasurer
H. Elizabeth Baird	Senior Vice President
Thomas Brantley	Senior Vice President - Tax
Josette Castagne-Kwok	Senior Vice President - Tax
Gregory S. Mroz	Senior Vice President - Tax
David R. Smith	Senior Vice President - Tax
Phyllis P. Nash	Vice President
Eric S. Woodward	Vice President
Susan M. Lum	Vice President - Tax
Robert W. Long, Jr.	Managing Director
Mark T. Wilson	Managing Director
Leslie J. Fitzpatrick	CFO

EXHIBIT LIST

Exhibit A Third Amended, Restated and Consolidated Credit Agreement dated May 16, 2003.

Exhibit B Pledge Agreement dated May 16, 2003 (filed as Exhibit B to the Third Amended, Restated and Consolidated Credit Agreement filed as Exhibit A to the Schedule 13D).

Exhibit C Stock Purchase Agreement dated May 16, 2003.

Exhibit D Childs Agreement dated May 16, 2003.

Exhibit E Modification Agreement dated May 16, 2003 (filed as Exhibit I to the Stock Purchase Agreement filed as Exhibit C to the Schedule 13D).

Exhibit F Investment Representations Letter dated May 16, 2003 (filed as Exhibit J to the Stock Purchase Agreement filed as Exhibit C to the Schedule 13D).

Exhibit G Option Agreement dated March 15, 2002.

Exhibit H Confidentiality Agreement dated August 26, 2002.

Exhibit I Waiver dated May 16, 2003 (filed as Exhibit H to the Stock Purchase Agreement filed as Exhibit C to the Schedule 13D).

Exhibit J A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.